

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2010

Daliang Teng, Chief Executive Officer
China Packaging Group, Inc.
No. 2 Beitang Road, Xiaoshan Economic and Technological Development Zone
Hangzhou, Zhejiang Province 311215
People's Republic of China

> **Re: China Packaging Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed on July 29, 2010**
> **File No.: 333-168370**

Dear Mr. Teng:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the effectiveness of the Company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriter has received clearance from FINRA.

2. Prior to the effectiveness of the Company's registration statement, please request a representative of the Nasdaq to contact the staff to confirm your common stock has been approved for listing.

3. We note large portions of your registration statement are incomplete, such as the Prospectus Cover Page, The Offering, Use of Proceeds, Capitalization, Dilution, Underwriting, and

Offering Expenses sections. Please revise to complete these sections as soon as practicable to permit adequate time for staff review.

4. We note your use of statistics for industry and demographic information in the Prospectus Summary, Our Industry, and Business sections. Please revise to cite the specific report(s), including title(s), author(s), and date(s) of publication of the source for each statistic. You should also disclose whether these sources are publicly available and describe how they can be accessed or obtained.

Prospectus Cover Page

5. We note you refer to your stock symbol on the Over-the-Counter Bulletin Board as "HLPL," but it appears that your stock symbol has since changed to "CPAK." Please revise to reflect this change in the appropriate places in your registration statement.

Summary, page 1

6. Please do not include in this section industry-related graphs that are duplicated later in your filing.

Risk Factors, page 13

7. Please advise us whether a risk factor is necessary to address your potential dilution after the offering.

8. Please revise to provide a risk factor that addresses the restrictions on your operations and governance due to the Securities Purchase Agreement, as discussed on page 47.

Use of Proceeds, page 39

9. Please revise to provide the disclosure required by Instruction 7 of Item 504 of Regulation S-K.

Market Price and Dividends on Our Common Stock Equity and Related Stockholder Matters, page 40

10. Please revise to provide the pricing information required under Item 201(a) of Regulation S-K here or in another appropriate place in the registration statement.

Dividend Policy, page 40

11. Please revise to clarify the restrictions on your ability to issue dividends or distributions to holders of your common stock. With a view toward disclosure, please provide a discussion of your restrictions by identifying the specific contract, agreement, law, or regulation. We

note on pages 23, 26, 29, 95, and 118 you briefly discuss regulatory restrictions in issuing dividends to shareholders.

Selected Consolidated Financial Data, page 44

12. Please revise the financial statements and tabular financial information throughout your filing to read consistently from left to right in the same chronological order. See SAB Topic 11.E.

13. Please provide selected consolidated financial data for each of the last five years and subsequent interim periods. It appears this information is available given your disclosure at page 6 indicating you have been servicing YRD since 1999, and your disclosure at page 8 stating that Great Shengda was incorporated in 2004. See Item 301(a) of Regulation S-K.

14. Please revise to include net income attributable to stockholders per common share and cash dividends declared per common share in the tabular presentation. See Instruction 2 to Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Private Placement, page 47

15. Please revise to identify Envision Capital Partners as your "lead investor."

16. Please revise your Use of Proceeds section to discuss the restrictions on your acquisition strategy for your use of proceeds from this offering as a result of the provisions of the Securities Purchase Agreement.

17. Please clarify whether the 3,750,000 shares that may be issued to Xin Shengda, a company controlled by Mr. Nengbin Fang, is included in the beneficial ownership table, as may be required under Item 403 of Regulation S-K and Rule 13d-3(d)(1) of the Exchange Act of 1934. If not, please explain in a supplemental letter.

18. Please revise the Management section to discuss your lead investor's ability to nominate a member of the board of directors and to terminate your CFO.

Results of Operations, page 53

19. Please revise your comparative discussion within MD&A to provide greater details of the underlying reasons for fluctuations between periods. For example, we acknowledge improved market conditions, and your ability to retain existing customers and gain new customers contributed to increased sales in the first three months of 2010 in comparison to the first three months of 2009. In addition, we note your sales to Nongfu Spring Co., Ltd. increased by 137% in the first quarter of 2010 in comparison to the first quarter of 2009.

However, your disclosures do not quantify such influences in dollar terms, or discuss whether such factors can or will result in lasting revenue increases to be realized over future periods. To the extent possible, please revise your discussion to quantify such influences in instances in which multiple causes drive significant fluctuations.

Liquidity and Capital Resources, page 58

20. We note pages F-23 and F-51 disclose you have approximately $15.0 million and $26.6 million in unused credit as of March 31, 2010 and December 31, 2009, respectively. Please expand your discussion to describe any external sources of liquidity existing as of your included balance sheet dates. See Item 303(A)(1) of Regulation S-K.

Liquidity and Capital Resources, page 58

21. Please revise this section to describe the material terms of your loan agreements, including the restrictive covenants described on pages 15 and 26.

22. To the extent material, please file your loan agreements as exhibits, pursuant to Item 601 of Regulation S-K. We note that Exhibits 10.16 through 10.21 of your Form 8-K filed on April 13, 2010 were not incorporated into your registration statement as exhibits. Also, we were unable to reconcile those loan agreements with your footnotes to your financial statements at pages F-23, F-50 and F-51. When you file your material loan agreements, please advise us which exhibits refer to the specific loans discussed in your MD&A and financial statement footnotes.

Operating Activities, page 58

23. You disclose a steady increase in accounts receivable turnover days; from 47 days in fiscal 2007, to 59 days in 2008, and ending with 71 days in 2009. Please expand your discussion to provide a substantive explanation for the increased number of days sales outstanding. Contrast the increase in your collection period to your disclosure indicating you typically grant your customers credit periods ranging from 30 to 60 days.

Obligations Under Material Contracts, page 61

24. Please include a table that discloses all known contractual obligations as of the latest fiscal year-end balance sheet date. In addition to disclosing your operating lease arrangements as described on page F-29, please consider the need to disclose any enforceable purchase commitments for goods and services, to the extent material. We refer you to page 89 where you disclose being a party to supply contracts with terms up to six months. See Item 303(A)(5) of Regulation S-K.

History and Corporate Structure, page 75

25. Please revise to include the sale of the majority of shares of common stock to Essence Consulting & Management Co., Ltd. on April 5, 2010, as described in your Form 10-Q filed on May 12, 2010. Please clarify the role of Sha Chen and Essence Consulting in the reverse merger and their relationship with the SD Group, if any. Please disclose and quantify any cash or non-cash consideration received by the parties in these transactions, including the amount of securities transferred or retained by the parties.

Business, page 78

26. Please revise to provide the amount of percentage of your type of products for the last three fiscal years, as required by Item 101(c)(1)(i) of Regulation S-K. We note that on page 83 of the prospectus, you only provide this information for the first quarter of 2010.

27. Please revise to provide the information required by Item 102 of Regulation S-K regarding your properties. Your discussion of your manufacturing facilities on page 84 does not address whether they are held in fee simple, are subject to lease agreements, and also contain your administrative offices.

28. Please revise to provide the backlog disclosure required by Item 101(c)(1)(viii) of Regulation S-K.

29. We note your previous disclosure on page 21 that Shengda Color and Hangzhou Shengming discharge pollutants and may violate local environmental laws. Please revise your "Environmental Matters" section to include a discussion of your pollutants, including a description of the nature of your pollutants discharged.

Management, page 98

30. Please revise to briefly discuss the reasons that led to the conclusion why your directors should serve on your board, as required by Item 401(e) of Regulation S-K.

31. Please clarify whether Mr. Nengbin Fang holds any position with the direct or indirect subsidiaries of China Packaging. Further, as indicated below, please reconcile his biography with footnote (1) to the summary compensation table.

32. We note in your management biography you mention several prestigious awards presented to Mr. Nengbin Fang. Please revise to clarify the organization that presented each award, and the date awarded.

33. We note that your management biographies reference that each member has previously or currently appears to have been employed by Great Shengda. Yet no management biography includes any reference to positions with Evercharm, Shengda Holdings, or Wealthcharm.

Please revise each management biography to clarify whether each person was, or is currently, employed or served as an officer or director of these entities.

34. Please revise the management biography of Ms. Congyi Fang to clarify whether she is currently employed. Her management biography seems to indicate that she is a Vice President and General Manager of Marketing at Great Shengda. Further, please clarify whether she is an executive officer of China Packaging Group. In this regard, under Rule 405 of Regulation C, an executive officer of a subsidiary may be an executive officer of the registrant if he or she performs policy making functions.

35. We note your disclosure on page 104 that Mr. Nengbin Fang and Ms. Congyi Fang are owners of the SD Group, which owns or controls a number of companies or entities in China. Please revise your registration statement to discuss any employment, directorships, or business experience involving the SD Group or its portfolio companies.

36. Your disclosure in note (1) on page 102 indicates that Mr. Teng was the CEO prior to the reverse merger, yet your management biography does not include this item. Further, Mr. Nengbin Fang's biography indicates he was Great Shengda's CEO before the reverse merger. Please revise to reconcile.

37. We note your management biography for Mr. Wu indicates that he was hired as the CFO for Great Shengda in April 2010, yet the disclosure on page 102 indicates he was hired January 2010. Please revise to reconcile.

38. Please revise to clarify that all of your directors are elected annually, if true.

39. Please clarify the timeframe and process of when and how you will nominate your independent directors. In particular, please clarify whether this will occur prior to the effectiveness of your registration statement. If so, please comply with Rule 438 of Regulation C.

Executive Compensation, page 100

40. Please do not include executive compensation for incomplete years in your table. Please relocate the amounts for 2010 to a footnote.

41. We note that Mr. Wu originally signed a standard employment agreement with Great Shengda (Exh. 10.34 filed with your Form 8-K filed on April 13, 2010) dated March 28, 2010. Mr. Wu subsequently signed an employment contract with China Packaging Group to be CFO of the parent holding company, at a yearly compensation of $96,000, on April 8, 2010 (Exh. 10.29 of your registration statement). We note that Mr. Teng signed a similar standard employment agreement with Great Shengda (Exh. 10.33 filed with your Form 8-K filed on April 13, 2010), but has not subsequently signed an employment agreement with China Packaging Group to be your CEO. Please revise to clarify whether such an agreement

is forthcoming or whether you anticipate that Mr. Teng's compensation will significantly change after the offering. We may have further comment.

42. We note your disclosure that Mr. Teng's compensation agreement provides for a yearly salary of 60,000 RMB (approx. US$8,852), but we could not find this figure in Exh. 10.33 filed with your Form 8-K filed on April 13, 2010. Please revise to reconcile or advise.

Transactions with Related Parties, Promoters and Certain Control Persons; Corporate Governance, page 104

43. We note all of your related party transactions involve the SD Group, either directly or through companies affiliated with it. Yet some of your related party transaction list Wuxiao Fang as the related party, and others only list Nengbin Fang and Congyi Fang. Please revise to clarify whether Nengbin Fang, Congyi Fang, and Wuxiao Fang should be listed as the related party in each of the transactions listed in this section. Also, please revise to clarify the ownership of the SD Group and disclose how each related party is connected to the SD Group.

44. We note on pages F-24 and F-52 that the SD Group has paid expenses or made purchases on behalf of the Company. Please revise this section and provide the disclosure required by Item 404 of Regulation S-K.

45. We note your Maximum Debt Guarantee Contracts guaranteed by the SD Group for loans by Great Shengda from Xiaoshan ABC (i.e. Agricultural Bank of China). Further, pages F-23, F-50, and F-51 and Exhibit 10.22 refers to one of these loans originating from the Bank of China, not the Agricultural Bank of China. Please revise to reconcile.

Security Ownership of Certain Beneficial Owners and Management, page 107

46. Please revise to provide a description of the consulting work provided by Wuxiao Fang.

Description of Securities, page 108

47. We note your disclosure that all of your issued and outstanding shares of common stock are "duly authorized, validly issued, fully paid and non-assessable." This is a legal opinion you are not qualified to make. Please revise to remove this statement or attribute it to counsel.

Legal Matters, page 126

48. We note that your PRC counsel is "Global Law Firm." Please clarify whether this is a reference to an actual law firm or it is a placeholder term. It appears there are several law firms that use the name "Global Law Firm," so please revise to provide sufficient information for investors to identify which firm you are referencing.

Evercharm Holdings Limited and Subsidiaries
Consolidated Balance Sheets, page F-5

49. Please remove 'net' from your caption titled 'Accounts and notes receivable, net' or add disclosure within your policy footnote at page F-10 describing the amounts netted against your receivables. Your disclosures at pages 50 and F-21 indicate that you do not maintain an allowance for doubtful accounts or notes receivable.

Consolidated Statements of Changes In Equity, page F-7

50. Please tell us why the dividend paid in 2009 reduces noncontrolling interest instead of unappropriated retained earnings. In doing so please provide your basis in U.S. GAAP for this presentation and add footnote disclosure describing the circumstances of this distribution.

Notes to the Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies, page F-9

(i) Foreign currency translation and transactions, page F-12

51. Please revise this footnote to consistently disclose that you use the U.S. dollar as your financial reporting currency and the Renminbi or RMB as your functional currency for subsidiaries operating in the People's Republic of China.

(k) Appropriated retained earnings, page F-13

52. We note your disclosure describing the appropriations made to your statutory reserves. Please expand your disclosures at page F-13 to indicate if future retained earnings will be subject to statutory reserves, and revise your discussion within the 'Liquidity and Capital Resources' caption to more appropriately illustrate these limitations on your current assets.

(l) Revenue recognition, page F-13

53. Taxes collected then remitted to governmental authorities may be presented either on a gross basis in revenue and costs or on a net basis, as permitted by FASB ASC 605-45-50-3. Please revise your presentation of value added tax, or tell us how your current policy election to record a liability is in accordance with U.S. GAAP.

16. Commitments and Contingencies, page F-29

54. We note your estimated annual rent expense for operating lease agreements significantly decreases in the next five years from $694,375 in 2010 to $7,355 in 2014 and thereafter. Please add disclosure describing your operating lease arrangements, including the existence of renewal options upon the expiration of your current agreements. See FASB ASC 840-10-50-2.

Evercharm Holdings Limited and Subsidiaries Contents, page F-32

55. Please update the unaudited interim financial statements through June 30, 2010 in accordance with Rule 3-12 of Regulation S-X. We would expect that the financial statements presented for all periods would be those of China Packaging Group Inc. after giving retroactive effect to the reverse acquisition of Evercharm. Also, please label the financial statements in this index as unaudited and include the applicable period ending dates.

Part II
Exhibits

56. We note that several exhibits are to be filed by amendment. Please file these exhibits as soon as practicable as we need sufficient time to review these exhibits prior to effectiveness.

Form 8-K filed April 13, 2010

57. Please provide Item 402 disclosure for Shengda Holdings, on a consolidated basis, for the year ended December 31, 2009, before the combination.   In this regard, please see C&DI 217.12 on the Commission's website, www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister (202) 551-3341 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis A. Bevilacqua, Esq.
        Fax: (202) 663-8007